SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535 CERTIFICATE OF THE MINUTES OF THE 276th ORDINARY MEETING OF THE BOARD OF DIRECTORS I hereby certify, for all intents and purposes, that on July 15, 2026, at 8:30 p.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the members of the Board of Directors - CAD, who sign at the end, met to discuss the items on the agenda for this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, greeted everyone, noted the participation of Mr. Daniel Pimentel Slaviero as a guest, and invited me, Isabel Zaiczuk Raggio, to serve as secretary. Among other matters, the Board of Directors deliberated on: 01. 01. DIVIDEND POLICY - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by his team, presented a proposal to amend the Dividend Policy. He outlined the main updates, highlighting the change in the parameters for dividend distribution, in line with the optimal capital structure adopted by the Company. Next, the members of the Investment and Innovation Committee were heard. They reported that they had analyzed the matter at their 89th Meeting on July 14, 2026, and recommended its approval to this Board. After analyzing and discussing the matter, receiving clarifications, and considering the favorable recommendation of the Joint Executive Board at its 2,666th Meeting on July 9, 2026, as well as that of the Investment and Innovation Committee, as noted above, the Board of Directors unanimously resolved to approve the updated Dividend Policy under the terms presented, as recorded in the support material which remains filed with the Secretariat. The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Attendees: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; HARRY SCHMELZER JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and ISABEL ZAICZUK RAGGIO (Secretary). ISABEL ZAICZUK RAGGIO Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 15, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.